Exhibit 23.2

Consent of Independent Auditors

The Board of Directors

Open Text Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3 of Open Text Corporation of our report dated April 2, 2014, with respect to the consolidated balance sheets of GXS Group, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the Form 8-K/A of Open Text Corporation dated April 2, 2014 and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

McLean, Virginia

April 23, 2014